EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months
	Ended
	March 31,
	2009	2008
	(Dollars in Millions)

Net income (loss) attributable to Tenneco Inc.	$(49)	$6
Add:
Interest expense	31	25
Portion of rentals representative of the interest factor	3	4
Income tax expense and other taxes on income	3	5
Noncontrolling interests	2	3
Amortization of interest capitalized	1	1
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	1	(2)

Earnings as defined	$(8)	$42

Interest expense	$31	$25
Interest capitalized	2	2
Portion of rentals representative of the interest factor	3	4

Fixed charges as defined	$36	$31

Ratio of earnings to fixed charges	(0.22)	1.35

NOTE: Earnings were inadequate to cover fixed charges by $44 million for the quarter ended March 31, 2009.